Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BookSniffer Inc.
600 W. 6TH STREET, STE. 400
Fort Worth, TX 76102
https://booksniffer.app

Up to $249,999.84 in Series B Common Stock at $0.36
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BookSniffer Inc.
Address: 600 W. 6TH STREET, STE. 400, Fort Worth, TX 76102
State of Incorporation: DE
Date Incorporated: November 07, 2019

Terms:

Equity

Offering Minimum: $9,999.72 | 27,777 shares of Series B Common Stock
Offering Maximum: $249,999.84 | 694,444 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $0.36
Minimum Investment Amount (per investor): $249.84

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses

Early Bird*

Friends and Family - First 72 hours I 15% bonus shares

Super Early Bird - Next 72 hours I 10% bonus

Early Bird Bonus - Next 7 days I 5% bonus shares

Volume*

Tier 1 perk - ($1000 +) Advertising credit of $1,000

Tier 2 perk - ($5,000+) 110% value in advertising credit on the platform

Tier 3 perk- ($10,000+) perk 2 + 5% bonus shares

Tier 4 perk - ($25,000+) perk 2 + 10% bonus shares

The 10% StartEngine Owners' Bonus

BookSniffer Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $0.36 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $36. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Investors participating in both the Early Purchase Bonus and the Volume Bonus may claim the greater of either bonus, not to exceed 15% in total.

Bonuses will be computed based on each purchase transaction. If an investor makes purchases of our stock in different transactions the bonus will be computed on each purchase meaning that the amounts from different pw·chases will not be aggregated to calculate bonus tiers. Investors are suggested to, if possible, purchase your shares in one transaction as soon as possible.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Any advertising credits received when purchasing our stock will have no cash value and will be nontransferable. All advertising credits will expire two years from the date of your stock purchase. All advertising credits will be used at BookSniffer's then applicable advertising pricing and will be subject to BookSniffer's advertising standards at the time the advertising is run. Advertising pricing and advertising standards may be changed from time to time with no notice to you.

For an example of bonus calculation, if you bll.ly 100 shares of Series B Common Stock at $0.36 I share during the second 72 hours of our Early Purchase Bonus, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $36. If you make a second purchase later, your bonus will be computed on the shares you purchased in that transaction with no regard to your earlier purchase.

The Company and its Business

Company Overview

BookSniffer Inc. is a next-generation, retailer-agnostic book search engine, deal finder, and library management system for book lovers. We're a mobile-first platform designed by authors, for readers.

For Readers. The BookSniffer apps have many great features. First, we scour the web every day for the best deals on ebooks and audiobooks, listing hundreds of new deals each day. Filter by genre, sort by price... no need to sign up for newsletter sites anymore. If a deal is out there, chances are, it's in the app.

Readers can build (and share!) their own custom libraries, with custom sections and shelves. Move books from one shelf to another, make their own private notes, and rate books with our unique BookSCAPE system, where they can rate a book on story, characters, action, prose, and even editing, so other BookSniffers can find just what they're looking for.

Like memes and shareable quotes? We've got THOUSANDS of Instagram-worthy memes and quotes for readers to share with their friends. Readers can save their favorites in the app so they never lose them.

Readers can follow authors and get news about their latest releases as well as direct messages with exclusive content.

Soon, readers will be able to do even more, including hosting their own private book clubs and discussion groups.

For Authors. BookSniffer Inc. aims to become a one-stop shop for an author's book marketing needs. We've already developed several great products, including:

AdMakerMcAdMakerFace makes attractive, high-quality ads for books with just a few clicks. Authors can use them wherever they market their books.

KeywordThingy gets thousands of targeted keywords in an organized, downloadable spreadsheet to help authors market their books on AMS, Google, and BookSniffer.

Keyword Sponsorships. When readers search for a book on BookSniffer, an author's book can show up in a prominent, featured position. Available in annual sponsorships or by the click.

Top-Shelf Bestseller Sponsorships. When readers browse the bestseller lists on BookSniffer, an author's book is displayed on the top shelf of the genres the author targets. Avaialble in annual sponsorships or by the click.

And we've got more products planned, including targeted Self-Serve CPC ads and genre-wide messaging blasts to help authors promote their daily book deals. These products are scheduled to roll out in mid-2021.

For Our World. There are 773 million illiterate adults in the world per UNESCO. Think about that for a moment. The entirety of human knowledge today is accessible via a handheld device – and 773 million people can't access it. The cost of illiteracy doesn't just impact these individuals—it also impacts their families and the societies in which they live.

BookSniffer aims to make a difference. That's why we intend to donate up to 10% of mobile ad revenues to literacy programs, libraries, and classrooms in our neighborhoods and around the world. When more people read, the world becomes a better, stronger, safer place.

The BookSniffer business model is simple: we provide platforms on the web and in our mobile applications for readers to congregate and browse for books, and we allow authors and publishers to purchase advertising for their books on our platform through the above sponsorship mechanisms.

Competitors and Industry

BookSniffer Inc. operates at the intersection of two major global industries: the $581B mobile application market and the $122B book market.

Major players which directly compete with our product offerings include Goodreads, a social media network for book lovers with approximately 90 million users, and BookBub, a book deals newsletter service with over 15 million users.

BookSniffer Inc. provides technologies and advertising opportunities that combine what we believe are the best features of our competitor's platforms.

Current Stage and Roadmap

Current Stage

BookSniffer Inc. is proud to have over 1,400 authors signed up on our platform to date at https://authors.booksniffer.com. We've rolled out several great products for authors and publishers, including:

Custom book landing pages (available for free when making a profile), where authors can share links to all their social media profiles and display all their books.

Author following and messaging (live in the apps, in development on the web, and free for readers and authors). Fans can follow an author and receive direct, author-created messages once per month about news related to an author.

AdMakerMcAdmakerFace, a free tool for authors to make attractive book advertisements with just a few clicks.

KeywordThingy (in Beta, generating revenue), a tool to help authors build lists of thousands of revelant keywords to advertise with, customized to their book and its genres.

Roadmap

BookSniffer Inc. is focused on developing the following in 2021:

Keyword Sponsorships (pre-selling sponsorships), allowing sponsoring authors' books to display when our readers search for specific keywords in our apps and on the web.

Top-Shelf Sponsorships (pre-selling sponsorships), allowing sponsoring authors' books to display on the top virtual shelf when our readers browse the bestsellers lists in our apps and on the web.

Self-serve CPC ads. Authors will soon be able to purchase ad inventory with their own custom graphics and videos, served directly inside the BookSniffer apps and on the web to fans of their genres.

Genre-wide messaging blasts. Fans who opt in to receive daily deals messages will recieve sponsored messages from our authors and publishers, directly to their app and/or over email, at the reader's preference.

The Team

Officers and Directors

Name: Sean Hansen

Sean Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 09, 2019 - Present
  Responsibilities: Manages overall operations. Acts as a liaison between the board of directors, the shareholders, and management. Receives a salary of $75,000/yr plus 324,000 shares of stock. Eligible for ongoing quarterly performance bonuses once certain benchmarks have been made.

Name: Janice DeFluiter

Janice DeFluiter's current primary role is with Author. Janice DeFluiter currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 07, 2019 - Present
  Responsibilities: Janice serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Eric T. Knight

Eric T. Knight's current primary role is with Author. Eric T. Knight currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 09, 2019 - Present
  Responsibilities: Eric serves on the Board of Directors. He does not take salary or equity compensation for this role.

- **Position:** Secretary
  Dates of Service: November 09, 2019 - Present
  Responsibilities: Eric serves as the company secretary. He does not take salary or equity compensation for this role.

Name: Melinda Spencer-Crabbe

Melinda Spencer-Crabbe's current primary role is with Author. Melinda Spencer-Crabbe currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 09, 2019 - Present
  Responsibilities: Melinda serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Meg Cowley

Meg Cowley's current primary role is with Author. Meg Cowley currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: November 07, 2019 - Present
Responsibilities: Meg serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: Angela J. Ford

Angela J. Ford's current primary role is with Author. Angela J. Ford currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 07, 2019 - Present
  Responsibilities: Angela serves on the Board of Directors. She does not take salary or equity compensation for this role.

Name: John Kang

John Kang's current primary role is with Traditional Asian Health Center. John Kang currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 07, 2019 - Present
  Responsibilities: John serves on the Board of Directors. He does not take salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Traditional Asian Health Center
  Title: Owner/Business Manager
  Dates of Service: July 01, 2003 - Present
  Responsibilities: Oversees the business operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our Company could be negatively impacted by the Coronavirus. We are monitoring our operations and capital resources to mitigate the impact of the virus on our Company, which we anticipate will be minimal. Our Company may be at risk of attracting and retaining customers if our users prefer competing products or if we fail to create new and/or improved products. We are constantly striving for ways to make improvements to our products and platform.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for some of our contemplated products. Delays or cost overruns in the development of our contemplated products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

BookSniffer, Inc. was formed on November 7, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BookSniffer, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that BookSniffer is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BookSniffer, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BookSniffer, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Advertising Revenue

We expect to generate a substantial majority of our revenue from advertising. The failure to attract advertisers, or underperformance in spending by advertisers, could seriously harm our business.

Platforms outside our control

User growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards which we do not control. Our mobile applications are designed to be used on the Android operating system and the iOS operating system. These platforms and operating systems may undergo changes, intentionally or unintentionally, that could adversely affect our ability to serve our users and market our products.

Third Party Technologies

A significant and evolving risk exists that BookSniffer Inc., on its own or through development initiatives with partners, third parties, and/or contractors, could inadvertently violate the patent(s) and/or other intellectual property rights of third parties. Many of our features are commonly offered by similar social media and advertising platforms, such as the serving of ads, messaging, and/or content display methodologies. Some of the features we intend to develop may appear to be novel to the best of our company's knowledge, but intellectual property claims may exist that we are not aware of. Additionally, inventions, intellectual property claims, patents, and trademarks are constantly developed by companies and individuals worldwide, and it is impossible to predict with any certainty whether a feature BookSniffer Inc. is developing has already been invented, with its intellectual property rights legally claimed, by a third party.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bladeborn, LLC - (The 7 directors of BookSniffer Inc. are 7 equal partners in this LLC at 14.29% each.)	40,000,000	Series A Common Stock	78.3

The Company's Securities

The Company has authorized Series A Common Stock, and Series B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 694,444 of Series B Common Stock.

Series A Common Stock

The amount of security authorized is 67,000,000 with a total of 51,161,153 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 1,870,000 shares to be issued pursant to stock options issued.

The total amount outstanding includes 75,000 shares to be issued pursant to stock options, reserved but unissued.

Series B Common Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Common Stock.

Material Rights

There are no material rights associated with Series B Common Stock.

What it means to be a minority holder

As a minority holder of Series B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $260,000.00
Number of Securities Sold: 45,200,000
Use of proceeds: Mobile app & website development.
Date: January 06, 2020
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $338,054.00
  Number of Securities Sold: 3,756,153
  Use of proceeds: Mobile app and website development, marketing, and daily operations including payroll.
  Date: August 25, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $65,000.00
  Number of Securities Sold: 260,000
  Use of proceeds: Mobile app and website development, marketing, and daily operations including payroll.
  Date: October 23, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation, our business can operate until February 2021. After that, expenses will exceed cash on hand, and we will be forced to slow or stop the business.

Foreseeable major expenses based on projections:

BookSniffer's major expenses will be primarily in advertising to attract users, and in mobile app & website development and in advertising to attract users. We anticipate in 2021 that these costs will be approximately $11 million. Our other significant cost will be for payroll, which we project to be approximately $3 million in 2021.

Future operational challenges:

One of our future operational challenges will be to have enough cash on hand to hire developers to upgrade our products. A proficient mobile app developer can be a struggle to find given some of the technologies we are using.

Future challenges related to capital resources:

Raising capital in the era of COVID-19 has become a lot harder. It is a struggle to build interpersonal relationships while meeting and pitching your products over Zoom. The volatility in the stock market has made investors wary to invest at this stage, or willing to invest with more stringent terms. Many VCs are reinvesting their capital into their own existing investments, leaving less cash available for an untested startup.

Future milestones and events:

BookSniffer Inc. is under review for a Regulation A approval from the SEC. Once we are approved, we can raise up to $20 million through our platform users and their network of friends. The book industry is a thriving market, and we believe that we are poised to emerge as a leader.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

BookSniffer currently has approximately $40,000 in cash on hand. Several of our shareholders have expressed a willingness to loan cash to the Company as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

BookSniffer currently has enough cash on hand to cover 2 months of operations. Without the funds from this campaign, we may need to slow growth opportunities. We project revenues to be sufficient to cover minimum monthly expenses, but that leaves little for marketing our products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We have enough cash on hand to fund 2 months of operations. We currently earn enough monthly revenue to sustain minimal operations. The funds of this campaign are necessary to market our product to attract users and advertisers. A portion of this campaign raise will be used to hire developers to expand our products and improve our platform. Both of which are necessary to attract more users.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

BookSniffer's business model is highly scalable. While our projections and business plans assume a significant amount of capital to grow at what we believe is a rapid and manageable pace, if we do not capitalize according to this plan, we can continue to operate and grow at a slower, more "organic" pace. Our minimum monthly expenses are approximately $21,000 and include providing for our minimum technical operational costs and a minimal staffing capacity necessary to keep our operations running. Should we only raise 25% of our offering, we will raise enough capital to sustain operations through July 2021. Our current revenues are sufficient to maintain our minimal monthly expenses indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

The ideal monthly expenditure for BookSniffer is approximately $215,000. This includes the marketing of our product necessary to attract users and the hiring of staff to support the new users. Should we raise the maximum amount of our goal, we can operate at full strength for approximately 4 months. The marketing push during this time is anticipated to generate ongoing revenues to allow for further growth opportunities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Several of our current shareholders have expressed a willingness for future capital contributions, either through a note payable or further stock purchases. In addition, we are currently in "review" status with the SEC over a Regulation A filing, which will allow us to raise up to $20,000,000. Depending on the success of this crowdfunding campaign, we may decline issuing the Reg A offering.

Indebtedness

- **Creditor:** Bladeborn, LLC
  Amount Owed: $62,270.00

Interest Rate: 7.0%
Maturity Date: October 31, 2025

- **Creditor:** Eric Knight
  Amount Owed: $20,000.00
  Interest Rate: 7.0%
  Maturity Date: April 01, 2021

- **Creditor:** Ryan Buffington
  Amount Owed: $3,500.00
  Interest Rate: 7.0%
  Maturity Date: April 01, 2021

- **Creditor:** Stefan Wolf
  Amount Owed: $10,000.00
  Interest Rate: 7.0%
  Maturity Date: February 15, 2021

- **Creditor:** Georgine Muntz
  Amount Owed: $20,000.00
  Interest Rate: 10.0%
  Maturity Date: June 23, 2021

- **Creditor:** David Estes
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: May 01, 2021

- **Creditor:** SBA (PPP Loan)
  Amount Owed: $42,900.00
  Interest Rate: 1.0%
  Maturity Date: May 01, 2022

Related Party Transactions

- **Name of Entity:** Bladeborn, LLC
  Names of 20% owners: This partnership is equally owned by 7 members, each owning approximately 14%
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In November 2019, Bladeborn, LLC contributed to BookSniffer, Inc. assets worth approximately $3.2 million in exchange for a note payable in the amount of $72,937.50 and 8,000,000 shares. In June 2020, a 5-1 stock split increased the amount of shares to 40,000,000.
  Material Terms: The note payable reflects the following terms: $72,937.50 payable at 7% interest, payable $1,250 monthly until October 2025.

- **Name of Entity:** Eric T. Knight
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In September 2020, Eric Knight, an officer and director of the company, agreed to loan the company $20,000 to support ongoing operating expenses.
  Material Terms: Eric Knight loaned the company $20,000 at a rate of 7%, interest and principal due in a lump sum April 2021.

- **Name of Entity:** Eric T. Knight
  Relationship to Company: Director
  Nature / amount of interest in the transaction: At various dates between November 2019 and July 2020, Eric Knight, an officer and director of the company, purchased 2,264,671 shares at a value of $143,820.
  Material Terms: Eric loaned the company amounts totaling $143,820 between November 2019 and July 2020. The notes payable were all converted to stock totaling 2,264,671 shares.

- **Name of Entity:** Melinda Spencer-Crabbe
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In July 2020, Melinda Spence-Crabbe, a director of the company, purchased 560,883 shares of the company for $50,479.
  Material Terms: Melinda loaned the company $50,000 in May 2020. In July 2020, Melinda converted the note payable amount of $50,000 plus $479 in accrued interest into a purchase of 560,883 shares.

Valuation

Pre-Money Valuation: $18,418,015.08

Valuation Details:

Our puchase price for this offering is $0.36 per share, totaling a $18,418,015.08 pre-money valuation. Our valuation was established in consultation with various financial and industry professionals; however, we did not seek or obtain an opinion of a financial advisor or third-party valuation firm in establishing the purchase price.

The Company determined its valuation based on an analysis of multiple factors, including:

- Multiple arms-length capital transactions in our ongoing Rule 506(c) offering;

- Our additional investment perks as associated with this offering;

- Significant recent Research and Development improvements, which we believe enhance the both value of our intellectual property and potential demand for our

products;

- A comparative valuation given one of our closest competitors, BookBub, in 2014, who raised $3.83M in an early-stage venture capital round with a pre-money valuation of $16M; and

- Our assessment that our technological capabilities, libraries, advanced book search, potential market size, and general IT infrastructure exceed that of BookBub in 2014.

Our specific pre-money valuation of $0.36 per share, while based on the above assessments by our management, is ultimately arbitrary, as it is difficult to assess the valuation of an early-stage company. There is no guarantee that future investors will agree with our valuation, nor that you will be able to sell your shares at any particular price to any person or entity.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options are exercised and any shares reserved for issuance under a stock plan are issued. The Company does not have any preferred stock, warrants, or other securities with a right to acquire shares.

The Company set its valuation internally, without a formal-third party independent evaluation.

In the future, we expect our valuation to be measured by one of two methodologies, either TTM revenues with a multiple, or a multiple of our MAUs (Monthly Active Users). The exact multiples to be used for our future valuations are subject to extreme variance based upon future market condititions which or may not be within our control and/or influence.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we raise our minimum of $10,000, we intend to spend the full disbursment on marketing to accelerate our offering.

If we raise the over allotment amount of $249,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

40.0%

BookSniffer intends to spend 40% of the amount raised in this offering to promote its products and services, as well as subsequent stock offerings, including a Regulation D 506c offering, which will run concurrently with this offering. These expenses will include creative development, sales staff, and ad buying on various platforms.

- *Research & Development*
20.0%

BookSniffer intends to spend 20% of its receipts from this offering on research and development, to improve our mobile applications, our web experience, and develop additional tools for authors in our author's portal.

- *Liability Reduction*
15.0%

While creating our products and developing our platform, we incurred approximately $250,000 in liabilities with maturity dates ranging from February 2021 through August 2028. A portion of this raise will go to settle or refinance outstanding debts with our partners and vendors. All liabilities are currently in good standing. With a combination of this capital raise and future sales revenues, we anticipate all liabilities to be fully satisfied by June 2021.

- *Operations*
11.0%

BookSniffer intends to spend 11% of the amount raised in this offering to cover operating and overhead expenses. These expenses will include computer and server equipment, software licenses, office supplies, and professional fees. We are a virtual company, so no rent will be incurred.

- *Company Employment*
10.5%

The majority of BookSniffer employee salaries will be covered under the sales & marketing budget. The remaining administrative staff will be covered under this "company employment" category. We anticipate allocating 10.5% of this raise to employee salaries and benefits, including stock options and insurance costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://booksniffer.app (Investors Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/booksniffer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BookSniffer Inc.

[See attached]

BOOKSNIFFER, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIODS ENDED
DECEMBER 31, 2020 AND 2019

BookSniffer, Inc.
Index to Financial Statements
(unaudited)

I, Sean Hansen, the CEO of BookSniffer, Inc., hereby certify that the financial statements BookSniffer, Inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $(127,629); taxable income of $(114,465) and total tax of $-0-

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 18th day of January, 2021.



_____(Signature)

C.E.O.
_____(Title)

1/18/21
_____(Date)

BookSniffer, Inc.
Balance Sheet
As of December 31, 2020 and 2019

		Dec 31, 20		Dec 31, 19
ASSETS				
Current Assets:				
Cash	$	38,698	$	128,368
Prepaid Expenses		20,000		22,900
Total Current Assets		58,698		151,268
Intangible Assets:				
Intellectual Property, net		2,810,470		3,278,881
Trademark		18,987		18,987
Intangible Assets, net		2,829,457		3,297,868
Furniture and Equipment, net		7,783		5,579
TOTAL ASSETS	$	**2,895,938**	$	**3,454,715**
LIABILITIES & STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable	$	54,700	$	34,437
Accrued Expenses		877		1,768
Prepaid Advertising		26,708		-
Notes Payable		-		-
Current Maturities of Long-Term				
Notes Payable, Related Party		144,586		1,654
Total Current Liabilities		226,870		37,859
Noncurrent Liabilities				
Deferred Tax Liability		597,204		692,552
Long-term Notes Payable		42,900		-
Long-term Notes Payable, Related Party		51,184		69,922
Total Noncurrent Liabilities		691,288		762,474
Stockholders' Equity				
Common stock, Series A; $.00001 par value;				
See Note B for shares authorized and				
outstanding at December 31, 2020 and 2019		90		90
Additional Paid-in Capital		3,244,974		2,781,921
Retained Earnings		(1,267,285)		(127,629)
Total Stockholders' Equity		1,977,779		2,654,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**2,895,938**	$	**3,454,715**

Unaudited


BookSniffer, Inc.
Statements of Operations
For the Periods Ended December 31, 2020 and 2019


	Jan - Dec 20	Nov 7 - Dec 19
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
General & Administrative Expenses		
Depreciation and Amortization	469,750	179
Computer, Website and Technology	262,741	21,775
Salaries and Related Benefits	226,678	14,893
Contract Labor	83,566	57,343
Other	189,926	32,302
Total General & Administrative Expenses	1,232,661	126,491
Loss from Operations	(1,232,661)	(126,491)
Other Income (Expense)		
Other Income	3,000	-
Interest Expense	(5,343)	(1,138)
Total Other Income (Expense)	(2,343)	(1,138)
Loss before taxes	(1,235,004)	(127,629)
Income Tax Benefit	95,348	-
Net Income (Loss)	$ (1,139,656)	$ (127,629)


Unaudited


BookSniffer, Inc.
Statements of Stockholders' Equity
For the periods ended December 31, 2020 and 2019

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning balance at November 7, 2019	$ -	$ -	$ -	$ -
Issuance of stock	90	2,781,921	-	2,782,011
Net Loss	-	-	(127,629)	(127,629)
Balance at December 31, 2019	$ 90	2,781,921	(127,629)	2,654,382
Issuance of stock	-	463,053	-	463,053
Net Loss	-	-	(1,139,656)	(1,139,656)
Balance at December 31, 2020	$ 90	3,244,974	$ (1,267,285)	$ 1,977,779

Unaudited

BookSniffer, Inc.
Statements of Cash Flows
For the Periods Ended December 31, 2020 and 2019

		Jan - Dec 20		Nov 7 - Dec 19
OPERATING ACTIVITIES				
Net Income (Loss)	$	(1,139,656)	$	(127,629)
Adjustments to Reconcile Net Loss to Net Cash				
Used in Operating Activities				
Depreciation and Amortization		1,339		179
Changes in Operating Assets and Liabilities				
Accounts Payable		20,263		34,437
Prepaid Customer Advertising		26,708		-
Accrued Expenses		(892)		1,768
Deferred Tax Liability		(95,348)		692,552
Net Cash Provided By (Used In) Operating Activities		-1,187,586		601,306.98
INVESTING ACTIVITIES				
Fixed Assets		(3,543)		(5,758)
Intangible Assets		-		(3,297,868)
Retainer/Deposits		2,900		(22,900)
Accumulated Amortization		468,411		-
Net Cash Provided By (Used In) Investing Activities		467,768		-3,326,526
FINANCING ACTIVITIES				
Proceeds from Common Stock Issuance		463,053		2,782,011
Principal Payments on Notes Payable		(9,306)		(1,363)
Proceeds from New Borrowings		176,400		72,938
Net Cash Provided By (Used In) Financing Activities		630,148		2,853,587
Net Increase In Cash		(89,670)		128,368
Cash at Beginning of Year		128,368		-
Cash at End of Year	$	38,698	$	128,368

NOTE 1 – NATURE OF OPERATIONS

BookSniffer, Inc. (the "Company") is a Delaware corporation engaged in the business of building next-generation mobile applications and web platforms which enable meaningful connections between book lovers, authors, publishers, and literacy programs. The Company was formed November 7, 2019. The Company has a perpetual duration, unless liquidated or dissolved earlier in accordance with either the Delaware Code or the regulations of the company agreement. The corporate offices of the Company are located in Fort Worth, Texas.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts are maintained, and the financial statements have been prepared, using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020 and 2019, the Company had no such investments. The Company maintains deposits in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits. or purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible Assets

Intangible assets represent costs related to the Company's intellectual property such as mobile applications, patents, and other proprietary ideas (consisting of proprietary ideas and documents related to the BookSniffer platform, products, services, applications, websites and advertising solutions), which are amortized over their useful lives of 7 years. In addition, the intellectual property is reviewed for potential impairment whenever events or circumstances indicate carrying amounts may not be recoverable. The Company's trademark is considered to have an indefinite life and will be assessed for potential impairment each year when carrying amounts may not be recoverable. Costs incurred to renew or extend the term of the Company's trademark is included in the cost of the intangible asset. No impairment was identified as of December 31, 2020 and 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over the estimated useful lives, ranging from five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Assets with useful lives greater than a year and exceeding $600 are capitalized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. During the period ended December 31, 2020 and 2019, there were no impairment losses recognized for long-lived assets.

Revenue Recognition

Revenue is measured in accordance with Accounting Standards Update ("ASU') 2014-09 issued by the Financial Accounting Standards Board ("FASS") and all subsequent amendments to that standard (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The majority of the Company's revenues are expected to fall within the scope of ASC 606.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $43,437 and $1,300 for the period ended December 31, 2020 and 2019, respectively, and are included in general and administrative expenses in the accompanying statements of operation

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with FASB Accounting Standards Codification ("ASC") No. 718, Stock Based Compensation, which focuses primarily on share-based payments for employee services and requires these payments to be recorded using a fair-value-based method. The Company uses the Company's intrinsic value to determine the value of stock options. The Company had outstanding stock options as of December 31, 2020 (See Note G).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Income Taxes

The Company's income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are netted together and reported as a single item as either a noncurrent asset or noncurrent liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is subject to state income tax based on the portion of its income earned in various states. The Company is subject to Texas state franchise tax. The Company will file income tax returns in the United States federal jurisdiction and all applicable states currently with a filing requirement. The Company's federal and applicable state returns for 2019 have been filed and remain open to possible examination by the respective tax authorities.

FASB Topic No. 740, Income Taxes, prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes in its financial statements the financial effect of a tax position if that position is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Management of the Company must determine whether it is more likely than not that a tax position, including tax positions taken related to state income and franchise taxes, will be sustained upon examination, and management's opinion is that there are no such uncertain tax positions.

Recent Accounting Pronouncements

Following are ASUs issued by the FASB considered potentially significant to current or future financial reporting. This is not intended to be an evaluation of all recent accounting pronouncements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. In July 2019, the FASB unanimously approved to delay this pronouncement for private companies. The new effective date will be for annual reporting periods beginning after December 15, 2021. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets were obtained in exchange for Company stock as discussed in Note H. At December 31, 2020, intangible assets with definite lives consisted of the following:

	Gross Carrying Amount
Mobile application	$ 632,911
Patent	63,291
Proprietary ideas	2,582,678
Intellectual property, net	$ 3,278,880

Amortization expense of approximately $702,615 is included in general and administrative expenses on the statement of operations for the period ended December 31, 2020. Amortization expense for the next five years and thereafter for the mobile application, the patent and the intellectual property is as follows:

Estimated amortization expense

2021	$ 468,411
2022	468,411
2023	468,411
2024	468,411
2025	468,411
Thereafter	761,171
Total	$ 3,103,226

At December 31, 2020 and 2019, an intangible asset with indefinite life consisted of the following, which is not amortized: **Trademark $18,987.**

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2020 consisted of the following:

	2020	2019
Computer Equipment and Software	$ 7,927	$ 4,384
Office Furniture and Equipment	1,374	1,374
Total Furniture and Equipment	9,301	5,758
Less: Depreciation	(1,518)	(179)
	$ 7,783	$ 5,579

Depreciation was approximate $1,500 and $180 for the periods ended December 31, 2020 and 2019, respectively, and is included in general and administrative expenses on the accompanying statements of operations.

NOTE 5 – NOTES PAYABLE

Notes payable are as follows at December 31, 2020:

Effective November 15, 2019, a note payable to a related entity that owns a majority of the Company's outstanding stock, $72,938 note, $1,250 per month including interest of 7%, due on October 31, 2025.	$	62,270
Notes payable to various stockholders, at interest rates between 7 - 10%, principal and interest payments due through May 1, 2021.		70,000
Effective November 12, 2020 a note payable to a stockholder, $10,000, interest only payments monthly at a rate of 7%, principal due on February		10,000
Effective December 2, 2020, a note payable to an individual, $50,000, interest only payments monthly at a rate of 10%, pricipal due on June 23, 2021.		20,000
Notes Payable, Related Party		142,270
Total Notes Payable		162,270
Less Current Maturities Notes Payable		111,086
Long Term Notes Pauable, Related Party	$	58,355

Future maturities of notes payable as of December 31, 2020 are as follows:

2021	$	111,086.00
2022		11,888.00
2023		12,747.00
2024		13,669.00
2025		12,880.00
Thereafter		-
	$	162,270.00

14

NOTE 6 – STOCK BASED COMPENSATION

The Company entered into employment agreements with two employees to allow for stock-based compensation. The Company has reserved 384,000 of common shares to be granted under these employment agreements with a strike price of $0.25. Grant date under one agreement for 324,000 shares is stipulated as date the employment agreement was signed which occurred on January 27, 2020. No vesting requirements were identified under this employment agreement. Grant date under the other employment agreement for 60,000 shares is stipulated to receive 15,000 shares with each three months of continuous employments which will occur on April 1, 2020, July 1, 2020, October 1, 2020, and January 1, 2021. Vesting under this employment agreement requires the employee to remain employed for three months subsequent to receipt of the stock options. As of December 31, 2020, no options had been cancelled, forfeited, or expired.

FASB ASC No. 718, Stock Based Compensation, requires the options to be valued at fair value on the date granted using the Company's intrinsic value and recorded over the vesting period of such options. The Company has analyzed the options using the Company's intrinsic value and determined the fair value of the options granted are immaterial to the overall financial statements. As a result, no amounts have been expensed in the accompanying financial statements with respect to the stock options.

NOTE 7 – ASSET PURCHASE

The Company was established in 2019 in conjunction with a contribution agreement with an effective date of November 13, 2019. Under this contribution agreement, Bladeborn, LLC ("Bladeborn"), a Delaware limited liability company related to several of the Company's stockholders and various members of the Board of Directors, purchased 40,000,000 shares of the Company stock in exchange for the assets acquired and liabilities assumed disclosed below, including the intangible assets described in Note 3.

In accordance with FASB Topic No. 805, Business Combinations ("Topic 805"), the Company concluded the assets acquired by this transaction do not meet the definition of a business. The Company has accounted for the transaction as a transfer among entities that have common ownership because the assets were acquired from Bladeborn, and Bladeborn and individual owners of Bladeborn are majority owners of the Company. Under Topic 805, management the Company was required to determine if this transaction had economic substance. Management of the Company concluded the transaction has economic substance because the ownership of Bladeborn and ownership of the Company at the time of the transfer were not the same. Different individuals at different ownership percentages existed between the two entities, which represents economic substance.

As a result of this determination, the assets acquired from Bladeborn are recorded at fair market value in the accompanying financial statements. The following summarizes the fair market value of the assets contributed and consideration given as determined by management on the purchase date:

NOTE 7 – ASSET PURCHASE (continued)

Assets acquired		
Cash	$	10,000
Intangible assets		
Mobile application		632,911
Patent		63,291
Trademark		18,987
Intellectual property		2,582,678
Total intangible assets		3,297,867
Furniture and equipment		
Computer equipment and software		4,384
Office furniture and equipment		1,374
Total furniture and equipment		5,758
Other assets		22,900
Total assets		3,336,525
Liabilities assumed		
Accounts payable		(14,025)
Deferred tax liability		(692,551)
Total liabilities assumed		(706,576)
Total assets acquired and liabilities assumed, net		$ 2,629,949

NOTE 8 – STOCKHOLDERS' EQUITY

As of December 31, 2020, The Company has authorized the issuance of 67,000,000 shares of Series A stock with par value of $0.00001, with 51,161,153 shares outstanding or reserved for stock options.

As of December 31, 2020, the Company has authorized 4,000,000 shares of Series B stock with a par value of $0.0001, with no shares outstanding or reserved.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through January 18, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Booksniffer Inc. is pending **StartEngine Approval.**

Booksniffer Inc.

Reading is good :)



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Book·lover: (booklover) n.
1. A person devoted to reading 2. One who would rather stay inside and read than go outside and play 3. Someone who gets lost in a story and loves to dream with open eyes... Beware: never disturb a book lover when he/she is reading. Results can be fatal.

Website | Fort Worth, TX | ADVERTISING AND MARKETING | SOFTWARE & SERVICES

$0.00 raised

0 Investors	**$18.4M** Valuation
$0.36 Price per Share	**$249.84** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

BookSniffer is an online platform that helps independent authors market themselves to readers at an affordable price. With more than 1,600 authors on the platform to date and an average app rating of 4.6 stars across iOS and Android, BookSniffer is already helping readers and authors find one another in an exciting new way.



Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Launched in 2020, BookSniffer has begun generating revenue as of October 31, 2020, with 1,600+ authors using the platform.
- The mobile app market, currently worth $154 billion, is expected to continue growing at a CAGR of 11.5% through 2027.
- Within the book market, which is worth $122 billion, more and more authors are publishing independently, changing the landscape of the book marketing industry as a whole.

OVERVIEW

BookSniffer helps readers and authors connect without relying on overly expensive advertising

BookSniffer provides an affordable solution to authors and publishers looking to market their works. Readers using the app are able to discover and fall in love with new writers every day, and writers are able to advertise and reach fans on their own terms and within their own budgets.


YOUR BOOK HERE
Today's Bestsellers
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WHELON
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Our recently released app, available for iOS and Android, already has an impressive average rating of 4.6 stars, with 1,600 authors and more than 3 million books on our platform. In a growing, $154 billion mobile app market, we believe we're already off to a great start.



- AVERAGE RATING -
★★★★⯪

- AUTHORS -
1,600+

- BOOKS -
3,000,000+

- MOBILE APP MARKET -
$154,000,000,000

THE PROBLEM

The book business is undergoing a major transition right now

More and more authors have chosen the self-publishing route in recent years. This seismic shift has turned the industry on its head. According to Bowker, over 1.6 million books were self published in the US in 2018 (source).





Working writers- whether self- or traditionally-published - are an extraordinarily resilient bunch. Yet, these steely authors are facing exorbitant and rising marketing costs. This state of affairs puts the newest authors, with the least financial resources, at a major visibility disadvantage.

MARKETING BOOKS IS EXPENSIVE

- RISING COSTS PER CLICK

- ROI DIFFICULT WITHOUT A BACKLIST

- DECLINING EFFECTIVENESS OF EMAIL

- INCREASED CONSOLIDTATION IN PUBLISHING INDUSTRY

THE SOLUTION

Book Marketing Made Easy - and Affordable

BookSniffer helps indie authors and publishers alike reach rabid readers at a reasonable cost—and helps book lovers discover new voices on a safe, fun, next-generation platform.

BOOKSNIFFER IS THE ANSWER YOU NEEDED



1 BookSniffer improves the **book shopping experience** for readers by providing a cleaner, retailer-agnostic interface including advanced library management and book search tools.

  

2 We provide authors and publishers with a suite of **ad-building tools to grow their book businesses.**

 

3 We are the only platform which allows authors to directly **connect with their fans via messaging.**

    

4 We offer **targeted, high-engagement, affordable advertising** and book marketing opportunities to authors and publishers.

 

THE MARKET

Combining a massive book market with an even larger mobile app market

BookSniffer operates at the intersection of two major global industries: the $154 billion mobile app market (source), which is expected to grow at a CAGR of 11.5% through 2027 (source), and the $122 billion book market (source), which comprises more and more indie authors.


Mobile App Market
Book Market
$154 Billion
$122 Billion
BookSniffer

There are 45,000+ authors in the U.S. market today (source). Over 1.6 million books were self-published in 2018 (source), and the number of ebooks sold and published by independent and small-press authors has already overtaken the number of ebooks sold and published by Big 5 publishers (source).


Distribution of Consumer Spending on E-books on Amazon in the U.S., May 2016
50%
40%



30%
20%
10%
Share of Daily E-Bo
Bestseller Gross
Big 5
Indie
Small/
Medium
Amazon
Single-
Author
Publisher Category

OUR TRACTION

Readers, writers, and strategic partners are taking notice

In October of 2020, BookSniffer opened the castle gates and offered a limited Beta version of its sponsorship products. Within 30 days, BookSniffer generated nearly $30,000 in sales on a shoestring marketing budget.

LIMITED BETA PRODUCT ROLLOUT
OCTOBER 2020
PRODUCTS:
2021 KEYWORD SPONSORSHIPS
2021 TOP-SHELF SPONSORSHIPS
SALES:
65 UNIQUE CLIENTS
$28,358 IN SALES
$1,580/MO SUBSCRIPTION-BASED
MARKETING SPEND: $0.00

BookSniffer recently rolled out an updated version of its .com website, and is in active development of new features for its iOS and Android applications.

Traction with authors:

Traction with authors:


OVER 1,600
AUTHORS ON
THE
BOOK
Sniffer
PLATFORM
AND GROWING
ORGANICALLY
EVERY DAY

Technical milestones include:

- An advanced, proprietary, next-generation book search engine
- Over 3 million titles on our platform, including the latest bestsellers
- Technologies to index millions of additional books per month in the coming months
- Direct author-to-reader messaging
- A proprietary book memes and quotes engine to allow readers to share fun and meaningful content
- Advanced graphical library builder, designed for readers to share their favorite reads with friends and family
- An advanced authors portal, with self-serve tools where authors and publishers can purchase advertising on the BookSniffer platform
- Easy-to-use tools for authors, including AdMakerMcAdmakerFace, a free tool helping authors make attractive book ads they can use anywhere
- KeywordThingy, a product to help authors find and identify thousands of advertising keywords, customized to their titles, with just a few clicks
- Hundreds upon hundreds custom server-side applications to enable the above, many of which we believe may be patentable

WHAT WE DO

A tailor-made app to benefit readers and authors alike

Authors on BookSniffer can:

- Create custom book landing pages to display books and link to social media
- Send messages, news and deals to fans and followers
- Create book ads using our AdMakerMcAdmakerFace tool
- Build lists of thousands of relevant keywords for advertising using our KeywordThingy tool (in Beta)
- Purchase reasonably priced Sponsorships to display books more prominently on shelves and in keyword searches (in development)

Settings
1 Item
KeywordThingy!
AdMakerMcAdMakerFace
Promote Your Books on BookSniffer
My Dashboard
My Messages
About BookSniffer
Logout
KeywordThingy is here! Make a report with THOUSANDS of keywords for your book now!
Promote your books on BookSniffer...
YOUR BOOK HERE
71
Followers
Your unique referral url:
bksnfr.me/Sean_Hinn
Message Followers
AUTHOR INFO
Author Page: https://booksniffer.com/sean-hinn
Manage My Books (Beta)
Email *
sean@seanhinn.com
Blog/Website
https://www.seanhinn.com
Bio
Sean is the author of "The Days of Ash and Fury," an epic fantasy sword-and-sorcery series. Sean is owned by three incorrigible dogs, a loving wife, and three amazing children (adjectives interchangeable). An avid guitarist and classical music lover, Sean has been writing stories and creating original music since before Guns N' Roses posed the existential question, "You know where you are?"
Sean currently lives in Fort Worth, Texas - nowhere near any jungles.
Home Town
Fort Worth
Home State

SEND
direct messages
My Messages
We've got a new release for you from an author you follow
Angela J. Ford
ML Spencer
to your fans
every month



FREE

OMENS OF FURY
on amazonkindle
Make fancy-schmancy book ad graphics with just a few clicks.
FREE!
AdMakerMcAdmakerFace

Readers can:

- Access book deals we've collected from across the web
- Build and share custom virtual libraries
- Rate books within our proprietary BookSCAPE system, which allows ratings based on Story, Characters, Action, Prose and even Editing
- Follow authors to get news about their latest releases, as well as direct messages with exclusive content
- Search for books using a super advanced search engine
- Host private book discussions and clubs (coming soon)



HUNDREDS OF BOOK DEALS DAILY
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THE BUSINESS MODEL

BookSniffer is committed to a differentiated, ethical advertising model

BookSniffer generates advertising and subscription-based revenues from independent and self-published authors, ad agencies, and publishers.

BookSniffer attracts readers through its advertising and referral programs.

SINGLE-BOOK VIEW!
LIBRARY VIEW!
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Quick
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Quick Results
Sponsored Must-Read!
ExtraNormal Academy: PNR with a SciFi Twist
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Paperback
Audiobook
Similar Must-Reads

ADVERTISING BASED REVENUE

REVENUE GENERATION

SUBSCRIPTION BASED REVENUE



READER ATTRACTION

ADVERTISING PROGRAMS

REFERRAL PROGRAMS

HOW WE ARE DIFFERENT

BookSniffer empower authors to connect with their fans on their own terms, without the artificial barriers erected by other platforms

Goodreads, a social media network with approximately 90 million users (source), provides shelving and other search and organization features similar to BookSniffer. However, after being purchased by Amazon, Goodreads no longer offers self-serve advertising, and authors aren't able to connect directly with readers.




Fans With
The Authors
They Love
We've got a new release for you from an author you follow
Angela J. Ford
Hey peeps! New cover reveal, check it out!
ML Spencer
Book # 6 in the series drops Nov 10th! WOOT!

Another popular platform, BookBub, a book deals newsletter and marketing platform with approximately 15 million users (source), rejects more than 80% of applicants for featured placement due to low availability (source).

BookSniffer has lots of space, and we don't require bidding wars for our authors to access it.


Today's Bestsellers In:
Jump to: Fantasy
$1 & UNDER
FREE
BookSniffer
has space
for everyone!

Platforms like Amazon suggest per-click bid prices as high as $2 or more for some keywords. This is because they use an auction-based system, where the highest bidder gets the most visibility. You can't sell a 99c book at $2 per click. It's unsustainable, and it doesn't only hurt authors – it also hurts the readers out there who want to find new voices. If new authors can't afford to advertise, readers won't know they exist. The only winner in this scenario, with an ever-increasing "slice of the pie", is the platform - and in some cases, the cost of the click exceeds the price of the pie.

BookSniffer has a better approach.

BookSniffer offers fixed-bid advertising. That's right - no highest bidder auctions. Right now, in 2021, our maximum cost per click is 18 cents flat – and sometimes

right now, in 2021, our maximum cost per click is 15 cents usd, and sometimes lower.

BookSniffer aims to break the stranglehold the Big Tech platforms have on authors.

We believe BookSniffer has the opportunity to solve a major industry challenge: making room for new authors while creating fair and affordable advertising opportunities for authors at any stage in their career.

Although we expect to appeal initially to indie authors and small-press publishers during our product launch cycles, we believe that as our platform, user base, and potential marketing reach grow, our advertising products become viable to the broader market while maintaining our ability to serve new and emerging voices.



OUR LEADERSHIP

Founded by independent authors who know the struggle is real

BookSniffer is proud to be a diverse, majority-woman-owned company, composed of individuals who have been successful in various industries. Our Board of Directors is made up of authors who have worked together to slay the book marketing dragon.

We've also been fortunate to attract a brain trust of brilliant minds from the technology, legal, and finance industries who have helped bring our mission to life.



J.A. ANDREWS
CO-FOUNDER
& DIRECTOR



ANGELA J. FORD
CO-FOUNDER
& DIRECTOR



ML SPENCER
CO-FOUNDER
& DIRECTOR



MEG COWLEY
CO-FOUNDER
& DIRECTOR



JC KANG
CO-FOUNDER
& DIRECTOR



ERIC T. KNIGHT
CO-FOUNDER/SECRETARY
& DIRECTOR



SEAN HINN
CHAIRPERSON/CEO



On the marketing side, we're excited to partner in 2021 with Harmon Brothers, makers of some of the world's most vibrant and viral video ads, such as SquattyPotty, Purple Mattress, and Lumè Deodorant.

HARMON BROTHERS



WHY INVEST

The reading revolution begins with you

The power in the book business is largely concentrated in the hands of a few behemoths, at the detriment of the hard-working, talented authors who bring fantastic stories to life, who educate, who inspire, who thrill and entertain.

We hope you'll join us in our author-and-reader powered revolution.



Meet Our Team



Eric Knight

Secretary & Director

Eric Knight is a co-founder of Bladeborn, LLC and is serving in the capacities of Secretary and Director for BookSniffer, Inc. In 2018, Eric became a full-time novelist and has multiple bestselling titles to his credit. Prior to his breakout success as an author, Eric taught Language Arts in public school for five years. Eric was last employed as a teacher at the Catalina Foothills Highschool in Arizona in 2015 and 2016, and as a Program Director for Desert Men's Council in 2015. Eric earned his Masters in Social Work from Arizona State University, in addition to a Post-baccalaureate with Teaching of English certification and a Bachelor of Arts Degree in Creative Writing, both from the University of Arizona.

Eric's primary occupation is being an author. He works approximately 10 hours per week for BookSniffer Inc.





Sean Hansen

CEO & Director

Sean Hansen is serving in the capacity of Chairperson and CEO for BookSniffer, Inc. Sean is responsible for all executive and management duties related to the platform, including leading our product design, development, systems integration, marketing, legal, capitalization, and administrative functions. In addition to this position, for the past five years, Sean has worked as an independent author and freelance consultant in the marketing industry. Sean's professional background spans over 20 years in management, sales, marketing, and software product development, serving companies in the telecommunications, healthcare information, and document management industries. Sean is also a bestselling fantasy author (writing under the pen name Sean Hinn), entrepreneur, musician, graphic artist, animator, and father of three young adults. Sean graduated high school at the age of 16 and enlisted in the United States Air Force, where he served and was discharged honorably in the Strategic Air Command in the capacity of Electronic Warfare System Specialist.





Janice Defluiter

Director

Janice DeFluiter is serving in the capacity of Director for BookSniffer, Inc. Janice is a bestselling epic fantasy author (writing under the pen name JA Andrews) who has sold nearly 50,000 books. She is a three-time semi-finalist in the Self-Publishing Fantasy Blog Off and was shortlisted in Booknest.eu's Fantasy Awards: Best Self Published Novel 2017. Janice worked for eight years at Power Engineers, Inc. in both their Telecommunications and Energy Transmission & Distribution departments. Janice earned her B.S. in Aerospace Engineering from Illinois Institute of Technology as well as a B.A. of Fine Arts from Wheaton College.

Janice's primary occupation being an author. She works approximately 10 hour per week for BookSniffer Inc.





Angela J Ford
Director

Angela J. Ford is serving in the capacity of Director for BookSniffer, Inc. Angela is a bestselling epic fantasy author whose book marketing blog won an award for being one of the Top 50 Writing Blogs in 2018 by Positive Writer. Angela provides website services and does contract work. She works with digital marketing teams on website content management and email marketing. Her past roles include serving as Project Manager for a web development company, creating proposals, timelines and delegating tasks to the development team. As a content manager, she worked with marketing agencies and entrepreneurs with social media and website management, including uploading blog posts, videos, podcasts and other content. As a marketing manager, she has ghostwritten ebooks, written and edited newsletters, blogs and website content. Angela earned her B.A. in Entertainment and Music Business from Belmont University.

Angela's primary occupation is being an author. She works approximately 10 hours per week for BookSniffer Inc.





John Kang
Director

John Kang is serving in the capacity of Director for BookSniffer, Inc. John is a bestselling epic fantasy author (writing under the pen name JC Kang) who has sold over 75,000 books and garnered over 30 million page reads in Kindle Unlimited. John is a two time semi-finalist in Mark Lawrence's Self-Published Fantasy Blog Off. He has served in roles as an editor and technical writer in Taiwan as well as a Public Relations/grant writer at the San Francisco Chinese Culture Center. John has served on the Board of Directors of the Asian American Society of Central Virginia, and as President of the Organization of Chinese Americans Central Virginia Chapter. He also founded and now manages both an acupuncture clinic and martial arts school in his hometown of Richmond, Virginia. John works as the owner of Traditional Asian Health Center in Virginia and has since 2003. John graduated from the University of Virginia with a B.A. in Foreign Affairs and went on to earn his M.S. in Traditional Chinese Medicine.

John's primary occupation is being a business manager. He works approximately 30 hours per week for BookSniffer Inc.





Meg Jolly
Director

Megan Jolly is serving in the capacity of Director for BookSniffer, Inc. Meg is a USA Today Bestselling fantasy author under her pen name Meg Cowley. Since 2017, Meg has been a full-time writer and sold approximately 125,000 books worldwide. In addition to writing, Meg is also an experienced illustrator, having worked in a variety of fields from adult coloring books to private commissions. Currently, she operates a successful business illustrating fantasy book covers. Meg holds a First-Class BA (Hons) degree in Primary Education (with QTS), in addition to AAT qualifications in accountancy, with several years' experience working in both fields.

Meg's primary occupation is being an author. She works approximately 10 hours per week for BookSniffer Inc.





Melinda Spencer-Crabbe

Director

Melinda Spencer-Crabbe is serving in the capacity of Director for BookSniffer, Inc. She is an internationally bestselling fantasy author (writing under the pen name ML Spencer) with six novels published. Among her writing accomplishments are winning the IndieReader Discovery Award and the San Bernardino County Writing Celebration. Melinda also has considerable experience in editing. She has taught Biology for over 20 years and is currently employed as a teacher, since 2005, in the San Bernardino California School District, and in her capacity as a teacher, she has also served as a Technology Integration Coach, Science Department Chair, and a Program Specialist for the Career Academies. Prior to teaching, she served as a retail credit manager for a major department store. Melinda earned her Bachelor's degree at University of California, Riverside.

Melinda's primary occupation is being an author. She works approximately 10 hours per week at BookSniffer Inc.



Offering Summary

Company :	BookSniffer Inc.
Corporate Address :	600 W. 6TH STREET, STE. 400, Fort Worth, TX 76102
Offering Minimum :	$9,999.72
Offering Maximum :	$249,999.84
Minimum Investment Amount (per investor) :	$249.84

Terms

Offering Type :	Equity
Security Name :	Series B Common Stock
Minimum Number of Shares Offered :	27.777

Offered

Maximum Number of Shares Offered : 694,444

Price per Share : $0.36

Pre-Money Valuation : $18,418,015.08

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses

Early Bird*

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume*

Tier 1 perk - ($1000 +) Advertising credit of $1,000

Tier 2 perk - ($5,000+) 110% value in advertising credit on the platform

Tier 3 perk- ($10,000+) perk 2 + 5% bonus shares

Tier 4 perk - ($25,000+) perk 2 + 10% bonus shares

The 10% StartEngine Owners' Bonus

BookSniffer Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $0.36 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $36. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Investors participating in both the Early Purchase Bonus and the Volume Bonus may claim the greater of either bonus, not to exceed 15% in total.

Bonuses will be computed based on each purchase transaction. If an investor makes purchases of our stock in different transactions the bonus will be computed on each purchase meaning that the amounts from different pw·chases will not be aggregated to calculate bonus tiers. Investors are suggested to, if possible, purchase your shares in one transaction as soon as possible.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Any advertising credits received when purchasing our stock will have no cash value and will be nontransferable. All advertising credits will expire two years from the date of your stock purchase. All advertising credits will be used at BookSniffer's then applicable advertising pricing and will be subject to BookSniffer's advertising standards at the time the advertising is run. Advertising pricing and advertising standards may be changed from time to time with no notice to you.

For an example of bonus calculation, if you bll.ly 100 shares of Series B Common Stock at $0.36 I share during the second 72 hours of our Early Purchase Bonus, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $36. If you make a second purchase later, your bonus will be computed on the shares you purchased in that transaction with no regard to your earlier purchase.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Booksniffer Inc. to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Once upon a time, in the days before Al Gore "invented" the World Wide Web, smart and creative people used to tell stories by writing them down in things called "books." These were made of paper, and they smelled quite good!

Not long after "The Internet" was invented, a very rich and very bald man discovered a means by which to convert these books into electronic bits and bytes, and thus, the eBook was born.

This method of consuming stories was very popular, and soon, authors and writers from around the world flooded the world with all the ebooks a book lover could want.

This made the bald man very wealthy indeed, and others, who wished to become wealthy bald men and women themselves, shaved their heads and created wonderful websites where readers could congregate and find more good reads...

This made the bald man angry, so he purchased the biggest of these websites, and left it to rot - forcing authors to buy advertising on his own very big website.

The bald man raised his prices, and many authors could nigh afford to advertise their fantastic new ebooks. So, they all began writing newsletters and begging readers to sign up. They slashed their prices. They offered deals. They even gave their precious books away for free hoping to feed their new insatiable addiction to those sweet, sweet email addresses. Readers were inundated, buried in an avalanche of spam. The people rebelled. Readers unsubscribed from emails and droves and once successful authors gradually returned to a state of obscurity and desperation.

But wait, what's this, a new hero emerges to help authors and readers rekindle their romance. Might the days of spam and sorrow be gone forever?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:22 PM 12/28/2020
FILED 01:22 PM 12/28/2020
SR 20208767266 - File Number 7694283

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BOOKSNIFFER INC. A DELAWARE CORPORATION

BookSniffer Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the **"Corporation"**) does hereby certify:

FIRST: That a written consent of the Board of Directors of BookSniffer Inc. resolutions were duly adopted under Section 141(f) of the Delaware General Corporation Law setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and presenting such proposed amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended (as so amended, the **"Certificate Of Incorporation"**) by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

4. (a) Number Of Shares.

The total number of shares of stock that the Corporation shall have authority to issue is 71,000,000 shares of common stock having a par value of $.00001 per share (the **"Common Stock"**) of which 67,000,000 are designated as Series A Common Stock (**"Series A Common Stock"**), and 4,000,000 are designated as Series B Common Stock (**"Series B Common Stock"**). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series A Common Stock and Series B Common Stock are identical other than in respect of voting rights and as expressly set forth herein, and for all purposes under this Certificate of Incorporation, the Series A Common Stock and Series B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation with the Series A Common Stock and the Series B Common Stock being treated as series of the same class under General Corporation Law of the State of Delaware.

(b) Voting Rights.

(i) Series A Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Series A Common Stock shall possess exclusively all voting power, and each holder of Series A Common Stock shall have one vote in respect of each share held by him or her of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Series B Common Stock. Except as otherwise required by law, shares of Series B Common Stock shall be non-voting. Except as otherwise required by law, holders of Series B Common Stock shall have no right to notice of or to participate in meetings of stockholders. Where Series B Common Stock is entitled to vote by law each holder of Series B Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation.

The number of authorized shares of Series B Common Stock may be increased or decreased (but not

below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective of the class vote requirements set forth in Section 242(b) of the General Corporation Law of the State of Delaware.

(c)   Dividend Rights And Other Stock Issues

In the event of any stock split, combination or other reclassification of shares of either the Series A Stock or the Series B Common Stock, the outstanding shares of the other series shall be proportionately split, combined or reclassified in a similar manner; *provided, however*, that in any such transaction, holders of Series A Common Stock shall receive only shares of Series A Common Stock in respect of their shares of Series B Common Stock and holders of Series B Common Stock shall receive only shares of Series B Common Stock in respect of their shares of Series B Common Stock.

(i) Series A Common Stock. In the event of a dividend of Common Stock Series A Common Stockholders shall only receive Series A Common Stock.

(ii) Series B Common Stock. In the event of a dividend of Common Stock Series B Common Stockholders shall only receive Series B Common Stock.

(d) Concurrently with the filing of this amendment to Certificate of Incorporation (as existing prior to this amendment) with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Series A Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Series A Common Stock. Each certificate that immediately prior to amendment that represented shares of Common Stock (**"Old Common Stock Certificates"**), thereafter represented that number of shares of Series A Common Stock and such Old Common Stock Certificates will been exchanged for Series A Common Stock Certificates upon request of the stockholder and cancellation of the Old Common Stock Certificate representing such shares.

(e) On June 13, 2020 at 12:01 am Central Time (the **"Effective Time"**) pursuant to the Delaware General Corporation Law and an amendment to the Corporation's Certificate of Incorporation, as amended to date, each one (1) share of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock was exchanged for five (5) validly issued, fully paid and non-assessable shares of Common Stock without any further action by the Corporation or the holder thereof (the **"Forward Stock Split"**). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (**"Old Certificates"**), thereafter represented that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate will have been exchanged, subject to the treatment of fractional shares as described above. The Forward Stock Split will not affect the par value of the common stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a majority of the corporation's outstanding stock, in accordance with Section 242 of the Delaware General Corporation Law, approved such resolutions by written consent without a meeting in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of December, 2020.

BookSniffer Inc.



By: ______________________
Authorized Officer
Name: Sean Hinn